SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ARMO BioSciences, Inc.

(Name of Subject Company)

ARMO BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Peter Van Vlasselaer, Ph.D.

Chief Executive Officer

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

(650) 779-5075

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Marcia A. Hatch, Esq.

Andrew Y. Luh, Esq.

Heidi E. Mayon, Esq.

Albert W. Vanderlaan, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd.

Redwood City, CA 94063

(650) 321-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), with the Securities and Exchange Commission on May 23, 2018 (the “Schedule 14D-9”), relating to the offer by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of ARMO’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2018, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended by deleting the final sentence of the paragraph under the subheading “Retention Pool” under the heading “Arrangements between ARMO and its Executive Officers, Directors and Affiliates” on page 8 of the Schedule 14D-9.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting under the subheading “Retention Pool” under the heading “Arrangements between ARMO and its Executive Officers, Directors and Affiliates” on page 8 of the Schedule 14D-9 the following disclosure:

“On June 15, 2018, the ARMO Board approved the following allocations of the retention pool to executive officers:

Executive Officer	Retention Pool Allocation Amount
Peter Van Vlasselaer, M.D.	$2,500,000
Herb Cross	$1,900,000

The remainder of the retention pool was allocated to ARMO employees.”

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended by deleting in its entirety the table and footnotes associated therewith under the heading “Golden Parachute Compensation” on pages 41 and 42 of the Schedule 14D-9 and replacing such table and footnotes with the following disclosure:

Name	Cash Severance ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Peter Van Vlasselaer, Ph.D.	1,267,995	17,319,817	23,327	2,500,000	21,111,139
Herb Cross	571,442	10,355,571	15,285	1,900,000	12,842,298
Joseph Leveque, M.D.	705,706	12,426,659	21,717	—	13,154,082

(1)	Represents cash severance payments for each executive officer under their applicable employment agreement, which agreements and payments are described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between ARMO and its Executive Officers, Directors and Affiliates — Severance and Change of Control Arrangements.” The amounts are “double trigger” in nature (i.e., they are triggered by a change of control and payment becomes due if the named executive officer is subject to an involuntary termination within the period commencing three months prior to and ending 12 months following such change of control). In the case of Dr. Van Vlasselaer, the amount listed in this column represents (i) 18 months of base salary, (ii) 18 months of his current target bonus and (iii) his prorated target bonus for the current fiscal year. In the case of each of Mr. Cross and Dr. Leveque, the amount listed in this column represents (i) 12 months of base salary, (ii) 12 months of his current target bonus and (iii) his prorated target bonus for the current fiscal year.

(2)	Represents (i) the Per Share Merger Consideration less the exercise price per share of each unvested ARMO Option held by the executive multiplied by (ii) the number of Shares subject to such ARMO Option. No executive officer holds options with an exercise price in excess of the Per Share Merger Consideration. The amounts in respect of the unvested ARMO options are “single trigger” in nature (i.e., vest in connection with a change of control) and are separately quantified in the “Acceleration of Vesting of Equity Awards” column in the table in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between ARMO and its Executive Officers, Directors and Affiliates — Severance and Change of Control Arrangements.”
(3)	Represents the after-tax aggregate amount of all premiums payable for the continuing of the executive officer’s health benefits for the applicable severance period, based on the amounts of such premiums at May 21, 2018. These amounts also assume that the premiums payable for continuation of the executive officer’s health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9. The amounts are “double trigger” in nature (i.e., they are triggered by a change of control and payment becomes due if the named executive officer is subject to an involuntary termination within the period commencing three months prior to and ending 12 months following such change of control). The severance period for Dr. Van Vlasselaer is 18 months and for each of Mr. Cross and Dr. Leveque is 12 months.
(4)	Represents cash bonus payable from retention pool available to employees and executives for continued employment through the closing of the Offer and Merger and payable at the Effective Time. The ARMO Board allocated the retention pool on June 15, 2018. These amounts are “single trigger” in nature (i.e., they are payable in connection with a change of control).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule 14D-9 is true, complete and correct.

Date: June 18, 2018	ARMO BioSciences, Inc.

	By:	/s/ Peter Van Vlasselaer
Peter Van Vlasselaer
President and Chief Executive Officer